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Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Commission File Number: 0-32461
Subject Company: Schuler Homes, Inc.

On February 15, 2002, Schuler Homes, Inc. and D.R. Horton, Inc. released the following joint press release announcing the exchange ratio, stock value and base merger consideration for the anticipated merger between D.R. Horton and Schuler Homes.

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PRESS RELEASE

FOR MORE INFORMATION CONTACT:	Thomas Connelly, Senior Vice President and CFO
ADDRESS:	400 Continental Boulevard, Suite 100, El Segundo, California 90245
PHONE:	310-648-7200
DATE:	February 15, 2002	FOR IMMEDIATE RELEASE

D.R. HORTON/SCHULER HOMES BASE MERGER CONSIDERATION DETERMINED

        ARLINGTON, TEXAS—D.R. Horton, Inc. (NYSE: DHI) and Schuler Homes, Inc. (NASDAQ: SHLR) Friday, February 15, 2002 announced that the stock portion of the base merger consideration for their proposed merger has been determined under the terms of their merger agreement, dated as of October 22, 2001, as amended. Based on the average closing price of D.R. Horton common stock of $36.766 for the 15 consecutive trading days ended on, and including, February 15, 2002, the base merger consideration will consist of a combination of $4.09 in cash and 0.487 shares of D.R. Horton common stock for each share of Schuler common stock. The base merger consideration is payable to Schuler stockholders who do not elect to receive the merger consideration in either all cash or all stock. The elections to receive either all cash or all stock are subject to proration. As a result of the determination of the stock portion of the base merger consideration, the maximum amount of cash per share of Schuler common stock to be received by stockholders electing all cash will be $21.995, and the maximum number of shares of D.R. Horton common stock per share of Schuler common stock to be received by stockholders electing all stock will be 0.598 shares. Since both the total amount of cash and the total number of shares of D.R. Horton common stock will be fixed based on the number of shares of Schuler common stock outstanding immediately prior to the merger, these amounts are subject to proration based on the relative numbers of shares held by Schuler stockholders making elections, the number of shares of Schuler common stock outstanding immediately prior to the effective time of the merger, the effect of the average closing price of D.R. Horton common stock on the proration formula and other factors described in the Joint Proxy Statement/Prospectus, dated January 17, 2002, of D.R. Horton and Schuler with respect to the merger.

        Stockholder meetings of D.R. Horton and Schuler to vote on the merger will be held on Thursday, February 21, 2002. If approved, the merger is expected to become effective on the same day.

        Founded in 1978, D.R. Horton is engaged in the construction and sale of high quality homes designed principally for the entry-level and first time move-up markets. D.R. Horton currently builds and sells homes under the D.R. Horton, Arappco, Cambridge, Continental, Dietz-Crane, Dobson, Emerald, Mareli, Milburn, Regency, SGS Communities, Torrey and Trimark names in 20 states and 38 markets, with a geographic presence in the Midwest, Mid-Atlantic, Southeast, Southwest and Western regions of the United States. The Company also provides mortgage financing and title services for homebuyers through its subsidiaries CH Mortgage, DRH Title Company, Principal Title, Travis Title Company, Metro Title Company, Century Title Company and Custom Title Company.

        Schuler designs, builds and markets single-family residences, townhomes, and condominiums primarily to entry-level, first-time and, to a lesser extent, second-time move-up buyers in western suburban markets. Schuler is one of the top fifteen homebuilders in the country and is among the top five homebuilders in California, Colorado, Hawaii, Washington and Oregon with a growing presence in Arizona. After the merger, D.R. Horton currently intends to operate the business of Schuler as a separate region of D.R. Horton and to build and sell homes under the Schuler Homes, Melody Homes, Western Pacific Housing and Stafford Homes names.

        Portions of this document may constitute "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Although D.R. Horton and Schuler believe any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to D.R. Horton and Schuler on the date this release was issued. Neither D.R. Horton nor Schuler undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements include, but are not limited to: changes in general economic, real estate and business conditions; changes in interest rates and the availability of mortgage financing; governmental regulations and environmental matters; the combined companies' substantial leverage; competitive conditions within the industry; the availability of capital and the combined companies' ability to integrate their operations, successfully effect the cost savings, operating efficiencies and revenue enhancements that are believed available and otherwise to successfully effect their other growth strategies. Additional information about issues that could lead to material changes in performance is contained in D.R. Horton's and Schuler's annual reports on Form 10-K and most recent quarterly reports on Form 10-Q, which are filed with the SEC.

        D.R. Horton and Schuler have filed the Joint Proxy Statement/Prospectus and other documents concerning the proposed transaction with the Securities and Exchange Commission. Investors are urged to read the Joint Proxy Statement/Prospectus and all other relevant documents filed with the SEC because they contain important information. You may obtain the Joint Proxy Statement/Prospectus and other relevant documents, including annual reports on Form 10-K and quarterly reports on Form 10-Q, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by D.R. Horton free of charge by requesting them in writing from Investor Relations, D.R. Horton, Inc., 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, or by telephone at (817) 856-8200, ext. 1562. You may obtain documents filed with the SEC by Schuler free of charge by requesting them in writing from Investor Relations, Schuler Homes, Inc., 400 Continental Blvd., Suite 100, El Segundo, California 90245, or by telephone at (310) 648-7200.

        D.R. Horton and Schuler, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of D.R. Horton and Schuler in connection with the merger. Information about the interests of directors and executive officers of D.R. Horton and Schuler is set forth in the Joint Proxy Statement/Prospectus.

WEBSITE ADDRESSES:	http://www.DRHORTON.com http://www.SCHULERHOMES.com

Source: D.R. Horton, Inc. and Schuler Homes, Inc.

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D.R. HORTON/SCHULER HOMES BASE MERGER CONSIDERATION DETERMINED